UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

ACCENTURE SCA

(Name of Subject Company (issuer))

ACCENTURE SCA

ACCENTURE INTERNATIONAL SARL

(Names of Filing Persons (offerors))

CLASS I COMMON SHARES,

PAR VALUE €1.25 PER SHARE

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Douglas G. Scrivner

Accenture

1661 Page Mill Road

Palo Alto, CA 94304

(650) 213-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John B. Tehan

Alan D. Schnitzer

Simpson Thacher & Bartlett

425 Lexington Avenue

New York, NY 10017

Telephone: (212) 455-2000

Facsimile: (212) 455-2502

Calculation of filing fee

Transaction Valuation*	Amount of Filing Fee

$121,171,063.59	$11,148

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 7,438,371 Class I common shares are redeemed or purchased for $16.29 per share.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$11,148	Filing Party:	Accenture SCA and Accenture International SARL
Form or Registration No.:	SC TO-I	Date Filed:	February 7, 2003

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the issuer tender offer statement on Schedule TO relating to an offer by Accenture SCA, a Luxembourg partnership limited by shares, to redeem, in accordance with its Articles of Association, and by Accenture International SARL, a Luxembourg private limited liability company and a wholly-owned subsidiary of Accenture SCA, to purchase, upon the terms and subject to the conditions contained in the tender offer, dated February 7, 2003, and the accompanying shareholder communication (which together constitute the “offer” and have been previously filed as Exhibits (a)(1) and (a)(2) to the Schedule TO) up to an aggregate of 7,438,371 Class I common shares of Accenture SCA, par value €1.25 per share, at a price of $16.29 per share, in cash.

Except as amended hereby, all of the terms of the Tender Offer remain unchanged. This Amendment No. 1 amends and supplements the Schedule TO as follows:

(a)	The following two sentences are added (i) before the second to last sentence under the heading “Questions and Answers for Shareholder—What is the shareholder communication?” of the Tender Offer and (ii) before the second to last sentence of the second paragraph under the heading “The Offer—2. Procedures for Tendering Shares” of the Tender Offer:

“To indicate whether you would like Accenture SCA to redeem your shares or SARL to purchase your shares, please check the appropriate box on the shareholder communication. The tax consequences to you may differ depending upon the manner in which you participate in the offer.”

(b)	The following two paragraphs are added after the second paragraph under the heading “Accenture” of the Tender Offer:

“Accenture SCA is a subsidiary of Accenture Ltd. Accenture Ltd is a Bermuda holding company with no material assets other than Class I and Class II common shares in Accenture SCA. Accenture Ltd’s only business is to hold these shares and to act as the sole general partner of Accenture SCA. Accenture Ltd owns a majority voting interest in Accenture SCA. As the general partner of Accenture SCA and as a result of Accenture Ltd’s majority voting interest in Accenture SCA, Accenture Ltd controls Accenture SCA’s management and operations and consolidates Accenture SCA’s results in its financial statements. Accenture operates its business through subsidiaries of Accenture SCA. Accenture SCA reimburses Accenture Ltd for its expenses but does not pay Accenture Ltd any fees.

Prior to our transition to a corporate structure in fiscal 2001, we operated as a series of related partnerships and corporations under the control of our partners. In connection with our transition to a corporate structure, our partners generally exchanged all of their interests in these partnerships and corporations for Accenture Ltd Class A common shares or, in the case of partners in certain countries, Accenture SCA Class I common shares or exchangeable shares issued by Accenture Canada Holdings Inc., an indirect subsidiary of Accenture SCA. Generally, partners who received Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares also received a corresponding number of Accenture Ltd Class X common shares which entitle their holders to vote at Accenture Ltd shareholders’ meetings but do not carry any economic rights.”

(c)	The following two sentences are added before the second sentence of the first paragraph under the heading “The Offer—5. Conditions of the Offer” of the Tender Offer:

“This condition has been included for the purpose of facilitating the transactions contemplated by the offer and simplifying the execution process for tendering shareholders. By way of example, Accenture SCA’s Articles of Association require that a notice of election for redemption be irrevocable; the power of attorney procedure allows the attorneys-in-fact to deliver a notice of election for redemption on behalf of a tendering shareholder only after the expiration date at the time of the consummation of the offer.”

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(d)	The second paragraph under the heading “The Offer—5. Conditions of the Offer” of the Tender Offer is deleted in its entirety and replaced with the following two paragraphs:

“Notwithstanding the other terms of the offer, we will not be required to accept for redemption or purchase and payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Class I common shares, and we may amend or terminate the offer, if any of the following events have occurred on or prior to the expiration date of the offer:

•	there shall have been instituted or threatened or be pending any action or proceeding before or by any court or governmental, regulatory or administrative agency or instrumentality, or by any other person, that challenges the making of or the consummation of the transactions contemplated by the offer; or

•	there shall have occurred or be likely to occur any event that, in our reasonable judgment, would or might prohibit, prevent, restrict or delay consummation of the offer, or is reasonably likely to result in a material adverse change in the business condition (financial or otherwise), income, operations, share ownership (other than this tender offer) or prospects of Accenture SCA and its subsidiaries, including SARL.

Notwithstanding the other terms of the offer, if, at any time prior to the time we accept Class I common shares for payment, any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our judgment, would or might prohibit, prevent, restrict or delay consummation of the offer, we will not be required to accept for redemption or purchase and payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Class I common shares, and we may amend or terminate the offer.”

(e)	The second paragraph under the heading “The Offer—9. Source and Amount of Funds” of the Tender Offer is deleted in its entirety and replaced with the following sentence:

“We expect to fund the offer entirely with available cash on hand that is held directly or indirectly through SARL.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACCENTURE SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory

/S/ MICHAEL E. HUGHES
Name: Michael E. Hughes

ACCENTURE INTERNATIONAL SARL

By:	/S/ MICHAEL E. HUGHES
Name: Michael E. Hughes
Title: Manager

Dated:   March 4, 2003

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